Filed by iGames Entertainment, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-12 and Rule
                                 14d-2 Under the Securities Exchange Act of 1934
                                                  Subject Company: Equitex, Inc.
                                                     Commission File No. 0-12374

News Release

                                                           FOR IMMEDIATE RELEASE
                                                               NOVEMBER 12, 2003

INVESTOR CONTACT:
Investor Relations
(800) 530-1558

                IGAMES ENTERTAINMENT, INC. ANNOUNCES PURCHASE OF
               CHEX SERVICES AND MONEY CENTERS OF AMERICA; MERGER
            WILL PRODUCE FIRST YEAR REVENUES IN EXCESS OF $30 MILLION

LAS VEGAS, NV - iGames Entertainment Inc. (OTC Bulletin Board: IGMS - News) and Money Centers of America, Inc. of King of Prussia, PA today announced that a definitive agreement with Equitex, Inc. (Nasdaq: EQTX - News) was signed for the purchase of Equitex's Chex Services subsidiary for total consideration of approximately $63 million, net of cash acquired and debt assumed.

The sale of Chex Services was unanimously approved and ratified by the Equitex board of directors after Equitex's independent advisor determined that amongst other factors, the iGames Entertainment and Money Centers of America, Inc., combination of seasoned management, superior financing, and proprietary products provided more value for the Equitex shareholders than the previously announced transaction between Equitex and Cash Systems, Inc.

Jeremy Stein, CEO of iGames Entertainment stated, "We expect the combination of the three businesses to generate 2004 revenues in excess of $30 million and cash flow exceeding $5 million based on the current installed customer base. We expect the collective sales efforts and cost cutting to contribute additional revenues and cash flows to our 2004 performance. These transactions are a continuation of our business plan to produce substantial reoccurring revenues with a platform that should help us to achieve our 25% growth expectations."

The final disposition of the sale of the Chex Services subsidiary, which is anticipated to occur in early 2004, is subject to customary closing conditions, including shareholder proxy, review and clearance.

About iGames Entertainment

iGames Entertainment, Inc. develops, manufactures and markets technology-based products for the gaming industry. The Company's growth strategy is to develop or acquire innovative gaming products and systems and market these products worldwide. For a complete corporate profile on iGames Entertainment Inc., please visit the Company's corporate website at http://www.igamesentertainment.com.

This communication is not a solicitation of a proxy from any security holder of Equitex, Inc. or iGames Entertainment, Inc. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through a registration statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Equitex, Inc. and/or iGames Entertainment, Inc. with the U.S. Securities and Exchange Commission (SEC). Investors and securities holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: (www.sec.gov). Any such document and related materials may also be obtained for free by directing such requests to iGames at 800-530-1558. iGames Entertainment, Inc. and Equitex, Inc. and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from iGames Entertainment, Inc. and Equitex, Inc., respectively, securities holders in favor of the proposed transaction, should iGames Entertainment, Inc. and Equitex, Inc. solicit such proxies. Information regarding the security ownership and other interests of iGames Entertainment, Inc.'s and Equitex, Inc.'s executive officers and directors will be included in any such registration statement, information circular, proxy statement or similar document.

Safe Harbor Act Notice: Certain matters discussed in this news release are forward-looking statements, as it is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, statements concerning iGames Entertainment's commencement of a new business plan, and its ability to raise funds in connection with such plan, and other risks detailed from time to time in iGames Entertainment's filings with the Securities and Exchange Commission. Actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of iGames Entertainment Inc. For more information, please contact Investor Relations, 800-530-1558.